House of Taylor Jewelry, Inc.

9200 Sunset Blvd., Suite 425

West Hollywood, California  90069

July 14, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:

House of Taylor Jewelry, Inc.

SEC Filing 333-12853

Post-Effective Amendment No. 1

Dear Mr. Owings:

Further to discussions with staff earlier today, we hereby respectfully request withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 (to convert to Form S-3) as filed on July 13, 2006.  This request of withdrawal is being made pursuant to Rule 477 of Regulation C. Registrant intends to refile the amendment as “POS AM” following the Commission’s acceptance of this withdrawal request.

Very truly yours,
House of Taylor Jewelry, Inc.
By: _/s/ Jack Abramov
Jack Abramov Chief Executive Officer

343545.1